UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675

(CUSIP Number)

Paul C. Heeschen

Heeschen & Associates

450 Newport Center Drive, Suite 450

Newport Beach, California 92660

(949) 644-1850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253675	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul C. Heeschen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 43,671 shares of Common Stock
8 SHARED VOTING POWER 2,703,341 shares of Common Stock
9 SOLE DISPOSITIVE POWER 43,671 shares of Common Stock
10 SHARED DISPOSITIVE POWER 2,703,341 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,747,012 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5% (based on approximately 5,438,318 shares of Common Stock outstanding as of April 18, 2007)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 253675	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sequoia Enterprises L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Common Stock
8 SHARED VOTING POWER 2,277,823 shares of Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Common Stock
10 SHARED DISPOSITIVE POWER 2,277,823 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,277,823 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9% (based on approximately 5,438,318 shares of Common Stock outstanding as of April 18, 2007)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Pursuant to Rule 13d-2(a), this Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D, dated May 14, 1997, of Paul C. Heeschen, as amended on June 10, 1997, June 12, 1997, April 23, 1998, July 14, 2000, February 12, 2001 and May 9, 2001.

Pursuant to Rule 13d-1(a), this Amendment No. 7 is filed on behalf of Sequoia Enterprises L.P., a California limited partnership.

Item 1.	Security and Issuer.

This Amendment No. 7 relates to the common stock, $0.01 par value per share (“Common Stock”), of Diedrich Coffee, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2. Identity and Background.

(a) The persons filing this Amendment No. 7 are Sequoia Enterprises L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of Sequoia Enterprises L.P. (collectively, the “Reporting Persons”).

(b) The address of the principal business office of the Reporting Persons is 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

(c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660. Mr. Heeschen is also the chairman of the board of directors of the Issuer.

(d)-(e) During the last five years, neither Sequoia Enterprises L.P. nor Mr. Heeschen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sequoia Enterprises L.P. is a California limited partnership. Mr. Heeschen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 7 is filed to report the May 7, 2007 purchase by Sequoia Enterprises L.P. of 955,229 shares of Common Stock from Westcliff Aggressive Growth, LP; Westcliff Long/Short, LP; Westcliff Partners, LP; Westcliff Master Fund, LP; Westcliff Foundation; Westcliff Fund, LP; Westcliff Small Cap Fund, LP; Westcliff Ventures Fund, LP; and Harry-Anna Investment Fund, Inc. at $3.80 per share with working capital funds. Mr. Heeschen is the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all such shares.

In total, as of the date hereof, Mr. Heeschen beneficially owns an aggregate of 2,747,012 shares of Common Stock, which consists of the following: (i) 2,277,823 shares beneficially owned by Sequoia Enterprises L.P. (includes 250,000 shares subject to warrants that are immediately exercisable and will expire on May 8, 2011 and 4,219 shares subject to warrants that may be exercised if a change in control event occurs and will expire on June 30, 2010); (ii) 355,290 shares beneficially owned by D.C.H., L.P.; and (iii) 63,978 shares beneficially owned by Redwood Enterprises VII, L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also included are the following: (i) 43,671 shares owned personally by Mr. Heeschen (including 42,500 shares subject to options that are exercisable within 60 days of the date hereof) and (ii) 6,250 shares held by the Palm Trust, of which Mr. Heeschen is a trustee with shared voting and investment power as to all of such shares.

Item 4.	Purpose of Transaction

The shares of Common Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the shares of Common Stock and retain the right to make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions. However, the Reporting Persons have no present plans or proposals, other than as specified herein, which may relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 7 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference. The aggregate number of Common Stock appearing in such Items 11 includes 250,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable by Sequoia Enterprises L.P. within 60 days of the date hereof and will expire on May 8, 2011 and 4,219 shares subject to warrants that may be exercised if a change in control event occurs and will expire on June 30, 2010. Mr. Heeschen and Sequoia Enterprises L.P. each are the beneficial owners of such shares of Common Stock. In addition, Mr. Heeschen is the beneficial owner of 42,500 shares of Common Stock subject to options held personally by him that are exercisable within 60 days of the date hereof.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 7 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) Except as described herein, the Reporting Persons have not effected any transactions relating to shares of Common Stock during the past 60 days.

(d) As the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all of such shares beneficially owned by Sequoia Enterprises L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by Sequoia Enterprises L.P.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Paul C. Heeschen is the chairman of the board of directors of the Issuer. Except as described herein, neither Reporting Person has any contracts, understandings, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The shares of Common Stock held by Sequoia Enterprises L.P. and issuable upon exercise of the warrant to purchase 250,000 shares described above are subject to registration rights contained in that certain Registration Rights Agreement, dated May 8, 2001 (the “Registration Rights Agreement”), the form of which appears as an exhibit to that certain Common Stock and Warrant Purchase Agreement, dated March 14, 2001 (the “Purchase Agreement”). The exercise price of the warrant is subject to adjustments and other provisions as contained in the Registration Rights Agreement and that certain Warrant Agreement, dated May 8, 2001, the form of which appears as an exhibit to the Purchase Agreement, which appears as an exhibit to Issuer’s Form 10-Q filed on April 23, 2001.

On May 10, 2004, Sequoia Enterprises L.P. and the Company entered into a $5,000,000 Contingent Convertible Note Purchase Agreement, which was subsequently amended on June 30, 2004, March 31, 2006 and September 22, 2006. The agreement provides for the Company, at its election, to issue notes with up to an aggregate principal amount of $5,000,000. Such notes are convertible into the Company’s common stock only upon certain changes of control. For notes issued and repaid, warrants to purchase shares are to be issued with the same rights and restrictions for exercise as existed for convertibility of the notes at the time of their issuance. Warrants are exercisable only in the event of a change of control and expire on June 30, 2010.

The terms of the Contingent Convertible Note Purchase Agreement provide that upon a change of control, outstanding notes are convertible into shares of the Company’s common stock at a price that is equal to the greater of the price of the stock on the date such note is issued or 85% of the average price paid per share of common stock by a person who engages in a transaction that results in a change of control, as defined in the agreement. The notes are convertible only if and when a change of control event occurs. As notes are paid, the agreement provides that warrants are to be issued. The warrants are exercisable on substantially the same terms as the notes are convertible. The warrants are also only exercisable if and when a change of control event occurs. The price of the Company’s common stock on May 10, 2004, the date that the first $1,000,000 note was issued, was $3.95 per share. The price of the Company’s common stock on September 15, 2004, the date that the second $1,000,000 note was issued, was $4.95 per share. Such notes were fully paid in fiscal year 2005, and a total of 455,184 warrants therefore became issuable. On August 23, 2006, the Company issued a note with a principal amount of $1,000,000, pursuant to the agreement. The interest rate was 10.63% at the time of the note issuance. The Company has issued 4,219 warrants under the agreement as of the date hereof. The Contingent Convertible Note Purchase Agreement and Amendment Nos. 1, 2 and 3 thereto were filed by the Company with the Securities and Exchange Commission as exhibits to the Company’s Current Report on Form 8-K filed on November 3, 2004; Annual Report on Form 10-K filed on September 26, 2006; Current Report on Form 8-K filed on March 31, 2006; and Annual Report on Form 10-K filed on September 26, 2006, respectively.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Reporting Agreement (previously filed with Amendment No. 6 to this Schedule 13D/A, filed with the Securities and Exchange Commission on May 9, 2001)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Dated: May 8, 2007

Sequoia Enterprises L.P., a California limited partnership

By:	/s/ Paul C. Heeschen
Paul C. Heeschen
General Partner

Paul C. Heeschen, an individual

/s/ Paul C. Heeschen
Paul C. Heeschen